ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

December 8, 2017	Adam S. Lovell
T +1 202 508 4688
adam.lovell@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:     Ms. Katherine Churko

Re:	Ashmore Funds (File Nos. 333-169226; 811-22468)

Ladies and Gentlemen:

On November 30, 2017, Ms. Katherine Churko (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Adam Lovell of Ropes & Gray LLP regarding the Annual Report to shareholders of Ashmore Funds (the “Trust”) for the fiscal year ending October 31, 2016, filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on January 5, 2017, for each series of Ashmore Funds (each, a “Fund”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Report are set forth below.

1.	Comment: In the “Investment Manager’s Report” on page 1 of the shareholder report, Ashmore Emerging Markets Total Return Fund performance is compared against a composite benchmark index: 50% JPM EMBI Global Diversified, 25% JPM GBI-EM Global Diversified and 25% JPM ELMI+. Item 27(b)(7) of Form N-1A requires that Fund performance be compared to an “appropriate broad-based securities market index,” which is described in Instruction 5 to Item 27(b)(7) as an index “that is administered by an organization that is not an affiliated person of the Fund….” Please explain how the composite index, with components determined by the Fund’s investment adviser, qualifies as an appropriate broad-based securities market index as required by Item 27(b)(7) of Form N-1A.

Response: While the Trust believes that the Ashmore Emerging Markets Total Return Fund’s blended index qualifies as an appropriate broad-based securities market index as defined by Form N-1A, in response to the Staff’s comment the Trust will modify its shareholder report disclosure on a going-forward basis. Specifically, the Trust will disclose the performance of each component of the blended index in the “Investment Manager’s Report – Portfolio Overview” section of the shareholder report with respect to the Ashmore Emerging Markets Total Return Fund.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (202) 508-4688 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam S. Lovell

Adam S. Lovell

cc:	Paul Robinson, Ashmore Investment Management Limited

Kevin Hourihan, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP